Arcelor Mittal increases European flat carbon steel prices

Rotterdam/Luxembourg, February 13, 2007 - Arcelor Mittal announces an average price increase of 5% on its flat carbon products for general industry sales in Europe in the context of a favourable overall market environment. Arcelor Mittal will also launch a unified and modified price list of extras for qualities and dimensions as part of the ongoing commercial integration of its European flat carbon steel division. The price increase and the new price list will be applicable as of April 1, 2007.

About Arcelor Mittal

Arcelor Mittal is the world's number one steel company, with 330,000 employees in more than 60 countries. The company brings together the world's number one and number two steel companies, Arcelor and Mittal Steel.

Arcelor Mittal is the leader in all major global markets, including automotive, construction, household appliances and packaging, with leading R&D and technology, as well as sizeable captive supplies of raw materials and outstanding distribution networks. An industrial presence in 27 European, Asian, African and American countries exposes the company to all the key steel markets, from emerging to mature, positions it will be looking to develop in the high-growth Chinese and Indian markets.

Arcelor Mittal key pro forma financials for the first nine months of 2006 show combined revenues of USD 65.4 billions, with approximate production capacity of 130 million tonnes a year, representing around 10 per cent of world steel output.

Arcelor Mittal is currently listed under the legal entity Mittal Steel NV on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MTP), Brussels (MTBL), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid (MTS) and Valencia.

Contact information Arcelor Mittal Investor Relations Continental Europe +352 4792 2414 UK/Asia/Africa +44 207 543 1172 Americas +1 312 899 3569 Retail +352 4792 2434 SRI +352 4792 2902
Contact information Arcelor Mittal Communications E-mail: press@arcelormittal.com Phone: +352 4792 5000

Arcelor Mittal Corporate Communications

Nicola Davidson                      +44 207 543 1162/1172

Luc Scheer                             +352 4792 2360

Jean Lasar                              +352 4792 2359

Maitland Consultancy:

Philip Gawith / Lydia Pretzlik  +44 20 7379 5151

North America

Bill Steers                               +1 312 899 3817

France Sandra Luneau +33 1 71 92 00 58 Image 7: Tiphaine Hecketsweiler +33 1 5370 7470 Spain Ignacio Agreda +34 94 489 4162 Oscar Fleites +34 98 512 60 29

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